

November 27, 2013

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Properties, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed November 19, 2013**
> **File No. 333-190056**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sources of Cash Consideration for Recent and Pending Transactions, page 78

1.   You indicate that you have "received commitments" for several credit facilities and loans. Please tell us if such commitments are evidenced in writing. If so, please tell us whether you will file the documents.

2.   We note the ability to utilize the accordion feature of the existing credit facility is subject to additional conditions. Please discuss any efforts to date to obtain additional lender commitments and whether your borrowing base is at the appropriate level to trigger the accordion feature. Discuss any other material conditions, as appropriate. Alternatively, please tell us why this disclosure is not material to your ability to fund the cash portion of the remaining mergers.

3.   Please further explain the swap yield benchmark used to determine the interest rate on your potential mortgage loan of up to $620 million. Does this measure subject you to interest risks that are materially different from other loans tied to LIBOR?

Contractual Obligations, page 83

4.   We have considered your response to comment 2 and your revisions to your filing. Please further revise to present your pro forma contractual obligations, including interest payments, disaggregated by less than 1 year, 1-3 years, 3-5 years, and more than 5 years.

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-5

5.   We have considered your response to comment 9.   Please also clarify why you continue to record Acquired below market lease intangibles at the same amounts reflected from the historical balance sheet of Cole.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-6 – F-13

6.   We have considered your response to comment 11 and will continue to monitor this issue until resolution of your evaluation of the preferred stock conversion feature.

7.   We have considered your response to comment 12.   Please revise adjustment (27) to provide a similar reconciliation as the one outlined within your response.

Annex F

Notes to Unaudited Pro Forma Consolidated Statements of Operations, Annex F-9

8.   We note your adjustment (2) and that the amounts in the GE Capital Portfolio column on Annex F-8 are not consistent with the amounts in the Nine Months Ended September 30, 2013 column on Annex F-2. Please revise adjustment (2) to clarify the periods presented on Annex F-8.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Nicholas S. Schorsch
American Realty Capital Properties, Inc.
November 27, 2013
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel